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The Future Fights Here

ELITEAMATEURFIGHTLEAGUE.COM CHICAGO ILLINOIS





As a fan of MMA & a producer by trade, I identified a hole in a multi-billion dollar industry. MMA, the fastest growing sport in the world, was the only American sport without a national level of amateur competition. With my background and passion, I knew I could create a platform for fighters to gain the same type of exposure as an NCAA... more

Jesse Nunez Founder / Executive Producer, Marine Corps Veteran @ Elite Amateur Fight League

Why you may want to invest in us...

1. Once in a lifetime opportunity to became an owner in the sports industry.
2. Filling a gap in the multi-billion dollar MMA industry following examples set by the NCAA to develop a profitable national amateur platform.
3. The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization.
4. America's only national amateur MMA platform, with 12 teams established in 11 states, with the goal of expanding to 32 teams!
5. Promoted over 150 amateur fighters, some have gone on to professional careers competing for the UFC, Bellator, Combate Americas, and LFA.
6. "The Future Fight Here"

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Jesse Nunez

Founder / Executive Producer, Marine Corps Veteran

Passionate creator who bootstrapped the country's 1st national amateur MMA organization and established relationships with the biggest and most successful MMA gyms in the United States.



Rob Tovar

Director of Media Relations, Marine Corps Veteran

Co-Founder of 'The Hangar' film stage, and serves as Director of Operations at 2112 incubator, Rob's past projects have included: Location's stage manager for both Film and TV. As well as Production show runs for various artist's and bands.



Scott Sinclair

Business Operations, and Technology, Entrepreneur

Experienced telecommunications visionary and entrepreneur who is passionate about building companies around a culture that values and delivers, exceptional customer service experiences.



Eric Tseng

Live Event Operations, Army Veteran

Experienced operations executive who has founded a successful real estate company and has led company operations for multiple successful startup businesses.



Emmanual Lopez

Live Event Show Coordinator, Army Veteran

Decorated Army veteran & combat sports competitor with great leadership and organizational skills.

Why people love us

Jesse is extremely creative and very thoughtful. He has a great vision and works tirelessly to achieve it. Jesse has built great interpersonal relationships with many of the most important people in the MMA industry. Finally, he is a high integrity person with an amazing work ethic.

Karl Brewer

Advisor

INVESTING ON SAME TERMS

Jesse has been working on Elite Amateur Fight League for the last few years. He does it because he's passionate about supporting the fighters and developing the sport. I've attended several events and it's amazing how much support he has from the biggest names in the industry. The shows are also conducted as an extremely professional level. Most local promotions hold their events at small banquet halls. With Jesse, he ensures the quality of the product and they're held at large venues worthy of an official sports league.

Eric Tseng Friend $15,000

Jesse is an outstanding and dedicated entrepreneur. He has the work ethic, dedication, and love for what he is doing to be successful. With his military background and knowledge of business he will work diligently in order to make his brand successful.

Emmanuel Lopez Friend $5,000

See more on Buzz

Some of our investors

WE'VE RAISED $153,964 FROM 69+ INVESTORS SINCE OUR FOUNDING



Gwendolyn Jones
Just a simple individual that want to learn the investment process



Edward Flounoy Jr.
I am a business owner who is also interested in investments that make me $ so I have my $ work for me instead of me working for $



Kurt Huggins
I'm an illustrator and concept artist living in Brooklyn, NY. I currently work at Fakelove, a company specializing in experiential design.



Herbert Pagan
Currently active duty military.



Ren Carlton
I have spent my career starting, growing, selling, and funding businesses.



Stuart Watkins
Formed several LLC's and bought land, office buildings, and other investments.



James Walk
Military and Civilian IT industry background with a penchant for getting shit done. Agent of Chaos and driver of passions, love new ideas.



John R Hume
John R Hume, Tech Sgt E-6,United States Air Force, ret. Sq'd Trng Mngr (+200)HVAC Sup(+26)Recrtr USAF, Med Hon Discharge, Dis Vet 100% Back



Malik King
I am 32 years old from Long Island NY. I am a husband, father of beautiful twin boys, a Gunnery Sergeant in the Marines and a fight fan.

along with 60 other investors

In the news

MMA takes to the minor leagues

What if there was a minor league #MMA fighting league? Well there is and we got the scoop!

September 16, 2019 @ facebook.com

Downloads

Wefunder Deck.pdf

The multi-billion dollar MMA industry's National Amateur Platform "The Future Fights Here"

Imagine the NFL or the NBA if there was no NCAA! Surprisingly that was the state of the fastest growing sport in the United States, Mixed Martial Arts. A billion-dollar business without a national amateur platform. With your help, we can evolve and create a NCAA atmosphere and business around amateur MMA.


NATIONAL AMATEUR SPORTS = BIG BUSINESS
PLAYOFF
ELITE AMATEUR
NCAA
MARCH MADNESS
$600 MILLION
-
ANNUAL PROFIT
-
$1 BILLION

Timing:

- The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization. Today the Elite Amateur Fight League is the only national amateur platform in the country. With teams for coast to coast and broadcast TV opportunities we are positioned to become the premier amateur MMA organization in the United States.
- Baseball, football, basketball , and hockey are fully developed sports with limited ownership opportunities reserved for the ultra rich and connected. The Elite Amateur Fight League is a rare opportunity to become an owner in the sports industry.

The Elite Difference:

We feature the best amateur fighters from across the country in a head to head, team vs team, state vs state, televised national amateur tournament.

The Elite Amateur Fight League's team vs team format is designed to capture both hardcore MMA fans, as well as the casual sports fan. A casual sports fan simply is a fan of the home team. Casual fans are linked via geographical ties or peer relations. They still buy the merchandise, buy tickets, and watch events. MMA's current landscape does not capture this type of fan. We believe our format is the missing piece to reaching 80% more of the sports fan demographic.


ROUND
2
ELITE AMATEUR
FIGHT
LEAGUE

What we've done so far

After a year of R&D and producing a concept season in 2015 we proved the platform,

Season 1 was televised and included fighters from 4 states, where Dan Henderson's Team Quest coached by UFC Fighter Sam Alvey, took the 1st national title in Southbend Indiana.


MMA'S AMATEUR
ELITE AMATEUR
FIGHT
LEAGUE
NATIONAL
PLATFORM

In our second season, we added Northern California with fighters from Team Alpha Male and crowned New Mexico featuring fighters from the world-famous Jackson Wink Academy, as Season 2 national champs in San Diego.



And Finally in Season 3, we added the east coast with Virginia & and fighters from American Top Team from Florida to the league, stretching our reach from coast to coast. In June of 2019, we crowned team Arizona lead by head coach Santino Defranco (FightReady MMA) as champions against team Illinois in Chicago.

Upward Trend: 975% Revenue Growth


UPWARD TREND
Revenue
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2017
2018
2019
Merch & Tech
Sponsorships
Ticket Sales
Ticket Sales
Sponsorships
Merch & Tech
The Elite Amateur Fight League has experienced a 975% growth in revenue between the reported 2018 financials and 2019. Our ability to host multiple live events throughout the year driving ticket sales and sponsorships plus our 20+ air dates were key to our growth.

Industry Traction:

Over the last 5 years, we've invested our own time and money to build this platform and now that we have teams from coast to coast, with the most talented fighters, from the industry's biggest gyms, it's time to hit the accelerator.



INDUSTRY TRACTION
"Everyone knows Jackson Wink for its high level pros and world champions and now The Elite Amateur Fight League gives us a chance to showcase our best amateur fighters in a way no one else in the country can." Coach Joey Villasenor (Jackson Wink)
"I've come up through this sport the hard way. Early in my career I fought in barns and bars, and sometimes in front of less than 100 people. MMA needs a national platform that can properly showcase the best amateur talent in the country. The Elite Amateur Fight League is that platform." Sam Alvey (UFC Fighter) Coach Team Southern California
From a fan's perspective, there is nothing amateur about the Elite Amateur Fight League. The live event and production are top notch with professional lighting rigs and replay screens… and the talent in the cage is unbelievable. Absolutely the best group of amateur fighters I have seen at one event. It is destined to be the next big thing!" Frankie Saenz (UFC Fighter)
Frankie Saenz
"If you're a great fighter, fighting is the easy part, but getting exposure is hard. The EAFL gives our amateur guys a great opportunity, experience, and exposure.
Benson "Smooth" Henderson
Former UFC Lightweight World Champion

How we make money:

We have a media product with multiple revenue streams. We make money from B2B sponsorship sales, Live event ticket sales, and digital content placement.

The vision

A fan owned sports league would change the face of sports ownership. A national amateur organization with a 32 team broadcast level, national MMA tournament, featuring the best amateur fighters from across the country, will give elite level fighters the platform they deserve and provide fans the ability to watch the future of the sport.



MISS PRINT

What's next

Our plan is to raise $500,000 to fund the growth of the league by giving our fans an opportunity to become equity owners in the next big sports league. We think this opportunity is similar to investing in the UFC 20+ years ago. And, when we're successful, the owners (fans) will all share in the reward.



GROWTH PLAN
2015 – LAUNCH
CREATE CONCEPT SEASON
2016 – 4 TEAMS
AIRED TOURNEMNT ON NBC SPORTS REGIONAL NETWORK
2017 – ADDED TOP TALENT
ALPHA MALE & JACKSON WINK FIGHTERS JOIN THE LEAGUE
2019 – 8 TEAMS
LEAGUE REACH STRETCHED FROM COAST TO COAST
2020 – 12 TEAMS
OFFER EQUTIY OWNERSHIP TO FANS
2022 – 16 TEAMS
2024 – 24 TEAMS
2026 – 32 TEAMS

We want to find 1 million MMA fans, hell sports fans to become part owners of this League.

We see MMA fans as having immeasurable power through their passion for this sport! Being an MMA fan is what motivated me to build the EAFL, I believe in the power of fans and a fan-owned company, with your support we can build the future of MMA.

Not only will we give amateur MMA fighters the exposure and platform they deserve, but we will also give MMA fans an opportunity to own a piece of the league. Instead of being owned by elite businessmen, we want the EAFL to be owned by sports fans.

The business of sports is funded by us the fans, by offering equity ownership to our fans, fans who chose to become owners can now share in the reward.

How much to invest?

Please only invest what you can afford. Whether you invest a large sum of money or as little as $100, you will be a part owner of a sports league in the fastest growing sport in the world.

Come get in the cage with us... Answer the bell! Be part of the future—The Elite Amateur Fight League.

"The Future Fights Here."

Investor Q&A

− COLLAPSE ALL

What does your company do?

We are a state vs state, team vs team, televised national amateur Mixed Martial Arts (MMA) tournament. We supply a fair and nationally competitive platform for amateur fighters to compete and a place for the fans of MMA to watch it all go down and meet the future champions of MMA.

Where will your company be in 5 years?

We hope to see the Elite Amateur Fight League as a nationally broadcasted amateur sports league with 32 teams in States across the country, established as the lead feeder system to all of professional MMA.

Why did you choose this idea?

As a fan of MMA & a producer by trade, I identified a hole in a multi-billion dollar industry. MMA, the fastest growing sport in the world, was the only American sport without a national level of amateur competition. With my background and passion, I knew I could create a platform for fighters to gain the same type of exposure as an NCAA athlete.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The sport of MMA is still very young and there is no other national amateur platform in the country. For MMA to evolve into a real mainstream sport, amateur fighters need a way to gain exposure to strengthen their brand to become a legitimate and recognizable athlete. This exposure will add value to their professional careers and create more fans of the sport.

What is your proudest accomplishment?

Landing 4 of the top MMA gyms in the world, to represent state with teams in our league. (New Mexico/Jackson Wink, Florida/ American Top Team, California/ Team Alpha Male, Arizona/ Fight Ready).

How far along are you? What's your biggest obstacle?

We have completed season 3 with eight teams in seven states and broadcast opportunities on NBC regional networks. Our biggest obstacle is the cost of expansion and supplying national fight opportunities at no cost to these deserving amateur athletes.

Who are your competitors? Who is the biggest threat?

There are currently no national amateur platforms for MMA. The closest threat is Tuff-n-uff who boasts national talent but only has events in Nevada and California with competitors incurring significant costs to compete at their events.

What do you understand that your competitors don't?

Our competitors operate with the status quo of being a self serving promotion, on a regional level to limit costs and maximize small profits. The Elite Amateur Fight League fills the gab with a much more professional platform and the ability to maximize profits through national media channels.

How will you make money?

Revenue will be generated through live event ticket sales, media broadcast deals, sponsorships, and merchandise.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is if an already established national professional promotion creates its own amateur platform. This could be a reason we would lose our #1 position in this segment of the sport. For us to succeed we need to stay ahead of the amateur MMA market and the professional MMA industry does not take the unneeded risk of developing an amateur league.

What do you need the most help with?

Key players in the MMA industry believe in our platform, we have established teams across the country, and secured broadcast opportunities now all we need is to step on the accelerator with added cash flow to grow and improve our league and broadcasts.

What would you do with the money you raise?

Added cash flow would accelerate our ability to operate and expand the league, and fund further marketing efforts to grow the fan base and reach.

Financials

Elite Amateur Fight League has financial statements ending December 31 2019. Our cash in hand is $14,370, as of January 2020. Over the three months prior, revenues averaged $1,600/month, cost of goods sold has averaged $1,000/month, and operational expenses have averaged $330/month.

At a Glance

November 1 to December 31

$140,616 +975%
Revenue

$5,472
Net Profit

$0 [100%]
Short Term Debt

$0
Raised in 2019

$14,370
Cash on Hand
As of 01/ 9/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a state vs state, team vs team, televised national amateur Mixed Martial Arts (MMA) tournament. We supply a fair and nationally competitive platform for amateur fighters to compete and a place for the fans of MMA to watch it all go down and meet the future champions of MMA.

We see the Elite Amateur Fight League as a nationally broadcasted amateur sports league with 32 teams in States across the country, established as the lead feeder system to all of professional MMA.

Milestones

Elite Amateur Fight League, LLC was organized in the state of Indiana on 05/29/2014. In November of 2019, Elite Amateur Fight League, LLC totally and completely (all assets and liabilities) converted to a C Corp under the name, Elite Amateur Fight League, Inc., in the state of Indiana.

Since then, we have:

- Filled a gap in the multi-billion dollar MMA industry following examples set by the NCAA to develop a profitable national amateur platform.
- Developed America's only national amateur MMA platform, with 12 teams established in 11 states, with expansion plans to 32 teams.
- Promoted over 150 amateur fighters, some have gone on to professional careers competing for the UFC, Bellator, Combate Americas, and LFA.

Historical Results of Operations

Our company has been in existence since 2014, and to-date we have focused primarily on research and development, as well as relationship building within relevant industries. Having launched our first formal season in 2016, we still have only limited operations and performance metrics that prospective investors may evaluate.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $140,616. For the period ended December 31, 2018, the Company had revenues of $13,080.
- *Assets.* As of December 31, 2019, the Company had total assets of $14,922, including $14,922 in cash. As of December 31, 2018, the Company had total assets of $144, including $144 in cash.
- *Net Income.* The Company has had a net income of $5,472 for 2019 and a net loss of $36,231 for 2018.
- *Liabilities.* The Company's liabilities totaled $62,402 for 2019 and $65,424 for 2018.

The figures above are from reviewed financial statements based on our performance in tax years 2017 and 2018. 2019, however, was a breakthrough year for us, with 975% growth in revenue. This spike was caused by an adjustment in our business model - taking on the role of fight promoter, thereby allowing us to collect revenue from hosting of our own events.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $99,933 in debt.

After the conclusion of this Offering, if we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Elite Amateur Fight League, Inc. cash in hand is $14,370, as of January 2020. Over the last three months, revenues have averaged $1,600/month, cost of goods sold has averaged $1,000/month, and operational expenses have averaged $330/month, for an average net margin of $270 per month.

We have experienced a 975% growth in revenue between the reported 2018 financials and 2019 ($140,615.71). Our expenses for 2019 were $24,827.56 We were able to host multiple live events throughout the year driving ticket sales. We also had 20 air dates from the recorded live events that help drive sponsorship sales.

As we have more capital to operate, we will be able to schedule and book multiple events, driving more revenue. We hope for (but cannot guarantee) a 300% increase in revenue from these additional events in the next 3-6 months. In addition we will be able to make key hires in sales and marketing to help drive sponsorship sales. Expenses will reflect the additional events and hires. We expect (but cannot guarantee) to spend approximately $400,000 through these additional expenses over the next 6 months.

Our revenue stream is largely contingent on events, which are seasonal. In our third season, we facilitated 6 events, the last of which was in June 2019.

Outside of the funds raised by this Offering, we can rely on incoming revenues as additional capital, if necessary.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
4%	22%	37%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$140,616	100%

Revenue to Receivables: ~

Debt Ratio: 418%

EAFL Financials Reviewed 2019.pdf

Elite Amateur Fight League LLC Financial Statements - Reviewed.pdf

Risks

1. The following risk factors are not intended as a substitute for professional legal, tax or financial advice. These risks factors are non-exhaustive and are intended to highlight certain risks associate with investing in securities (equity) that are not registered with the Securities and Exchange Commission. This investment is highly speculative and should not be made by anyone who cannot afford to risk their entire capital contribution. In addition to these risks, you should carefully consider the specific information and risks disclosed by the issuer issuing the securities (referred to herein as the "Company"). We strongly advise you to consult an independent financial advisor before investing.

2. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

   The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

3. Investments in small businesses and start-up companies are often risky.

   The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Scott Sinclair	CEO @ Xclutel Communications	2020
Jesse Nunez	CEO @ Elite Amateur Fight League	2014
Rob Tovar	Business Executive @ 2112 Inc	2020

Officers

OFFICER	TITLE	JOINED
Jesse Nunez	President CEO	2014
Rob Tovar	Media Relations	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jesse Nunez	4,925,000 Common Stock	98.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$12,981	Priced Round
12/2017	$38,209	Loan
06/2018	$61,724	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jesse Nunez	12/31/2017	$38,209	$38,209	0.0%		Yes
Jesse Nunez	06/15/2018	$61,724	$61,724	0.0%		Yes

Related Party Transactions

Name	Jesse Nunez
Amount Invested	$38,209
Transaction type	Loan
Issued	12/31/2017
Outstanding principal plus interest	$38,209 as of 01/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and President of Company

This loan represents the Founder and President's (Jesse Nunez) contribution to the Company. This loan has no maturity date and bears no interest. It is intended to be paid back once the company is deemed to be in good financial health.

Name	Jesse Nunez
Amount Invested	$61,724
Transaction type	Loan
Issued	06/15/2019
Outstanding principal plus interest	$61,724 as of 01/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and President of Company

This loan represents the Founder and President's (Jesse Nunez) contribution to the Company. This loan has no maturity date and bears no interest. It is intended to be paid back once the company is deemed to be in good financial health.

Use of Funds

$50,000	72.5% toward event operations and production, 10% toward hiring a marketing contractor, 10% toward business development (outreach and establishing partnerships), 7.5% toward Wefunder intermediary fee
$500,000	25% toward hiring a full-time marketing and sales professional, 25% toward business development (outreach and establishing partnerships), 42.5% toward event operations and production, 7.5% toward Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	5,000,000	Yes

The Funding Portal

Elite Amateur Fight League is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

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